CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Fixed Rate Subordinated Notes Due 2027	$1,992,800,000	$231,563.36

PROSPECTUS Dated November 19, 2014 PROSPECTUS SUPPLEMENT Dated November 19, 2014	Pricing Supplement No. 249 to Registration Statement No. 333-200365 Dated April 20, 2015 Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES F
Fixed Rate Subordinated Notes Due 2027

We, Morgan Stanley, are offering the Global Medium-Term Notes, Series F, Fixed Rate Subordinated Notes Due 2027 (the “notes”) described below on a global basis.  We may not redeem the notes prior to the maturity thereof.

We will issue the notes only in registered form, which form is further described under “Description of Notes—Forms of Notes” in the accompanying prospectus supplement.

We describe the basic features of the notes in the section of the accompanying prospectus supplement called “Description of Notes”  and in the sections of the accompanying prospectus called “Description of Debt Securities—Fixed Rate Debt Securities” and “Description of Debt Securities—Subordination Provisions,” in each case subject to and as modified by the provisions described below.

Principal Amount:	$2,000,000,000	Interest Payment Period:	Semi-annual
Maturity Date:	April 23, 2027	Interest Payment Dates:	Each April 23 and October 23,
Settlement Date			commencing on October 23,
(Original Issue Date):	April 23, 2015 (T+3)		2015
Interest Accrual Date:	April 23, 2015	Business Day:	New York
Issue Price:	99.640%	Business Day Convention:	Following unadjusted
Specified Currency:	U.S. dollars	Minimum Denominations:	$1,000 and integral multiples
Redemption Percentage			of $1,000 in excess thereof
at Maturity:	100%	CUSIP:	61761JZN2
Interest Rate:	3.95% per annum	ISIN:	US61761JZN26
	(calculated on a 30/360 day	Other Provisions:	None
	count basis)

We describe how interest on the notes is calculated, accrued and paid, including where a scheduled interest payment date is not a business day (the following unadjusted business day convention), under “Description of Debt Securities—Fixed Rate Debt Securities” in the accompanying prospectus.

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement and prospectus, as applicable.

Investing in the notes involves risks.  See “Risk Factors” beginning on page PS-2.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement or prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

MORGAN STANLEY

MUFG
ABN AMRO	ANZ SECURITIES
BANCA IMI	BB&T CAPITAL MARKETS
BBVA	BLAYLOCK BEAL VAN, LLC
BNY MELLON CAPITAL MARKETS, LLC	CAPITAL ONE SECURITIES
CREDIT AGRICOLE CIB	ING
KEYBANC CAPITAL MARKETS	LLOYDS SECURITIES
MISCHLER FINANCIAL GROUP, INC.	NABSECURITIES, LLC
RBC CAPITAL MARKETS	RBS
REGIONS SECURITIES LLC	TD SECURITIES
US BANCORP

Risk Factors

For a discussion of the risk factors affecting Morgan Stanley and its business, including market risk, credit risk, operational risk, liquidity and funding risk, legal, regulatory and compliance risk, risk management, competitive environment, international risk and acquisition, divestiture and joint venture risk, among others, see “Risk Factors” in Part I, Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and our current and periodic reports filed pursuant to the Securities and Exchange Act of 1934 that are incorporated by reference into this pricing supplement and the accompanying prospectus supplement and prospectus.

This section describes certain selected risk factors relating to the notes.  Please see “Risk Factors” in the accompanying prospectus for a complete list of risk factors.

Our obligations under the notes will be subordinated. Holders of the notes should recognize that contractual provisions in the Subordinated Indenture, dated as of October 1, 2004, between us and The Bank of New York Mellon (as successor to J.P. Morgan Trust Company, National Association), as trustee (the “Subordinated Debt Indenture”), may prohibit us from making payments on the notes.  The notes are subordinate and junior in right of payment, to the extent and in the manner stated in the Subordinated Debt Indenture, to all of our senior indebtedness.  The Subordinated Debt Indenture defines senior indebtedness, for purposes of the notes, as obligations of, or guaranteed or assumed by, Morgan Stanley for borrowed money or evidenced by bonds, debentures, notes or other similar instruments, and amendments, renewals, extensions, modifications and refundings of any of that indebtedness or of those obligations. Nonrecourse obligations, the notes and any other obligations specifically designated as being subordinate in right of payment to senior indebtedness are not senior indebtedness as defined under the Subordinated Debt Indenture.  In addition, the notes may be fully subordinated to interests held by the U.S. government in the event of receivership, insolvency, liquidation or similar proceedings, including under the “orderly liquidation authority” provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act.  For additional information regarding the subordination provisions applicable to the notes, see “Description of Debt Securities—Subordination Provisions” in the accompanying prospectus.

As of December 31, 2014, the notes would have been subordinated to approximately $142 billion outstanding carrying amount of senior indebtedness. In addition, as a holding company, our assets consist primarily of equity in our subsidiaries and our ability to make payments on the notes depends on our receipt of dividends, distributions and other payments from our subsidiaries.  If any of our subsidiaries becomes insolvent, the direct creditors of that subsidiary will have a prior claim on its assets, and our rights and your rights as a holder of the notes will be subject to that prior claim.  Moreover, many of our subsidiaries, including our broker-dealer subsidiaries, are subject to laws, regulations and self-regulatory organization rules that authorize regulatory bodies to block or reduce the flow of funds to us, or that prohibit such transfers altogether in certain circumstances, including steps to “ring fence” entities by regulators outside of the U.S. to protect clients and creditors of such entities in the event of financial difficulties involving such entities.

There is no limit on our ability to issue or incur additional senior indebtedness.

In addition, we currently have outstanding subordinated debt securities issued under the Subordinated Debt Indenture with terms and conditions substantially similar to those of the notes.  At December 31, 2014, there was $8.3 billion aggregate principal amount of such subordinated debt securities outstanding.

Holders of the notes will have limited rights if there is a default. Payment of principal on the notes may be accelerated only in the event of certain events of bankruptcy, insolvency or reorganization of Morgan Stanley.  There is no right of acceleration in the case of default of payment of principal or interest on the notes or in the performance of any of our other obligations under the notes.  For additional information regarding defaults, events of default and acceleration under the Subordinated Debt Indenture, see “Description of Debt Securities—Events of Default” in the accompanying prospectus.

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

On April 20, 2015, we agreed to sell to the managers listed in this pricing supplement, and they severally agreed to purchase, the principal amounts of notes set forth opposite their respective names below at a net price of 99.190%, plus accrued interest, if any, which we refer to as the “purchase price” for the notes.  The purchase price for the notes equals the stated issue price of 99.640%, plus accrued interest, if any, less a combined management and underwriting commission of 0.450% of the principal amount of the notes.

Name	Principal Amount of Notes
Morgan Stanley & Co. LLC	$1,420,000,000
Mitsubishi UFJ Securities (USA), Inc.	200,000,000
ABN AMRO Securities (USA) LLC	20,000,000
ANZ Securities, Inc.	20,000,000
Banca IMI S.p.A.	20,000,000
BB&T Capital Markets, a division of BB&T Securities, LLC	20,000,000
BBVA Securities Inc.	20,000,000
Blaylock Beal Van, LLC	20,000,000
BNY Mellon Capital Markets, LLC	20,000,000
Capital One Securities, Inc.	20,000,000
Credit Agricole Securities (USA) Inc.	20,000,000
ING Financial Markets LLC	20,000,000
KeyBanc Capital Markets Inc.	20,000,000
Lloyds Securities Inc.	20,000,000
Mischler Financial Group, Inc.	20,000,000
nabSecurities, LLC	20,000,000
RBC Capital Markets, LLC	20,000,000
RBS Securities Inc.	20,000,000
Regions Securities LLC	20,000,000
TD Securities (USA) LLC	20,000,000
U.S. Bancorp Investments, Inc.	20,000,000
Total	$2,000,000,000

Morgan Stanley & Co. LLC is our wholly-owned subsidiary. Mitsubishi UFJ Financial Group, Inc., the ultimate parent of Mitsubishi UFJ Securities (USA), Inc. (one of the managers), holds an approximately 22% interest in Morgan Stanley.  This offering will be conducted in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.  In accordance with Rule 5121 of FINRA, Morgan Stanley & Co. LLC and Mitsubishi UFJ Securities (USA), Inc. may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.

Banca IMI S.p.A. is not a U.S. registered broker-dealer and, therefore, to the extent that it intends to effect any sales of the notes in the United States, it will do so through one or more U.S. registered broker-dealers as permitted by FINRA regulations.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special counsel to Morgan Stanley, when the notes offered by this pricing supplement have been executed and issued by Morgan Stanley, authenticated by the trustee pursuant to the Subordinated Debt Indenture and delivered against payment as contemplated herein, such notes will be valid and binding obligations of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to (i) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above and (ii) the validity, legally binding effect or enforceability of any provision that permits holders to collect any portion of the stated principal amount upon acceleration of the notes to the extent determined to constitute unearned interest.  This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware.  In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Subordinated Debt Indenture and its authentication of the notes and the validity, binding nature and enforceability of the Subordinated Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated November 19, 2014, which is Exhibit 5-a to the Registration Statement on Form S-3 filed by Morgan Stanley on November 19, 2014.